Exhibit (e)(3)

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Related-Party Transactions and Agreements

We have historically entered into agreements with our advisors, Wells Capital, Inc. and Wells Management Company, Inc., and their affiliates whereby we paid certain fees and reimbursements to these entities, for asset advisory fees, acquisition and advisory fees, sales commissions, dealer-manager fees, and reimbursement of operating costs. Although many of these costs will no longer be incurred as a result of becoming self-managed, we will still incur certain fees for transitional and support services and property management services for certain properties provided by these entities for some time in the future. See Note 6 and Note 8 to our accompanying consolidated financial statements included herein for a discussion of the various related-party transactions, agreements, and fees.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007

(unaudited)

6.	Related-Party Transactions

During the quarters ended March 31, 2007 and 2006, Wells REIT was a party to and incurred expenses under the following agreements with Wells Real Estate Advisory Services, Inc. (“WREAS”), or its predecessor, Wells Advisory Services I, LLC (“WASI”):

Asset Advisory Agreement – Agreement to serve as Wells REIT’s investment and financial advisor; manage the day-to-day operations of Wells REIT; formulate and implement strategies to administer, promote, manage, operate, maintain, improve, finance and refinance, market, lease, and dispose of properties; and provide certain accounting, compliance, and other administrative services for Wells REIT.

The fees for these services are payable monthly in an amount equal to one-twelfth of 0.5% of the fair market value of all properties owned directly, plus Wells REIT’s interest in properties held through joint ventures. This fee is reduced by (i) tenant-reimbursed property management fees paid to WREAS, and (ii) in the event that WREAS retains an independent third-party property manager to manage one or more properties currently being managed by WREAS, the amount of property management fees paid to such third-party property managers.

Acquisition Advisory Agreement – Agreement to provide capital-raising functions; the investigation, selection, and acquisition of properties; and certain transfer agent and stockholder communication functions. During the first quarter of 2006, Wells REIT incurred fees under the Acquisition Advisory Agreement equal to 3.5% of aggregate gross proceeds raised from the sale of shares under Wells REIT’s DRP Program. Such fees were eliminated on shares sold under the DRP beginning in September 2006; thus, no such fees were incurred during the quarter ended March 31, 2007.

Property Management Agreement – Agreement to manage, coordinate the leasing of, and manage construction activities related to certain properties of Wells REIT. Fees are generally market-based property management fees based on the gross monthly income of the property. Additional fees apply for leasing and construction management services.

Under each of the above agreements, Wells REIT is required to reimburse each service provider for various costs and expenses incurred in connection with the performance of its duties under such agreements, including reasonable wages and salaries and other employee-related expenses such as taxes, insurance, and benefits of employees of the service provider who are directly engaged in providing services for or on behalf of Wells REIT. Under these agreements, reimbursements for such employee-related expenses may not exceed $8.2 million in aggregate during any fiscal year. Wells REIT is also responsible for reimbursing each service provider for non-salary administrative reimbursements. Each of these reimbursements is included in general and administrative expenses in the accompanying consolidated statements of income.

Pursuant to the terms of the agreements described above, Wells REIT incurred the following related-party costs for the three months ended March 31, 2007, and 2006 (in thousands):

	Three Months Ended March 31,
	2007	2006
Acquisition and advisory fees(1)	$—	$1,328
Asset and property management fees	$7,019	$5,333
Administrative reimbursements(2)	$2,348	$1,951
Commissions and dealer-manager fees(3)(4)	$—	$1,850

(1)

Acquisition and advisory fees are capitalized to prepaid expenses and other assets as incurred and allocated to properties upon acquisition. All acquisition and advisory fees had been allocated to properties as of December 31, 2006.

(2)	Pursuant to the respective lease agreements, tenants reimbursed approximately $450,000 and $196,000 of these charges to Wells REIT for the three months ended March 31, 2007 and 2006, respectively.
(3)	Commissions and dealer-manager fees are charged against stockholders’ equity as incurred.
(4)

Substantially all commissions were re-allowed by Wells Investment Securities, Inc., an affiliate of Wells Capital and the dealer-manager in each offering of Wells REIT stock, to participating broker dealers during 2006.

The due to affiliates balance of $1.1 million as of both March 31, 2007 and December 31, 2006 is primarily comprised of salary and other operating expense reimbursements due to WREAS or its affiliates.

Additionally, approximately $1.3 million of interest and other income recorded for the quarter ended March 31, 2007 relates to a reimbursement received from Wells Management Company, Inc. (“Wells Management”), one of Wells REIT’s former advisors and property manager (and current property manager for certain of Wells REIT’s properties), for a $1.3 million property management termination expense included in asset and property management expense during the quarter ended March 31, 2007.

Related-Party Agreements Post Internalization

In connection with closing the Internalization transaction on April 16, 2007, Wells REIT acquired WREAS and Wells Government Services, Inc. (“WGS”), and as such, will no longer be subject to the fees associated with the above agreements. However, Wells Management will continue to provide property management services for approximately 15 properties located in geographic areas where Wells REIT does not currently have a regional property management office. As such, on April 16, 2007, Wells REIT entered into a new Master Property Management Leasing and Construction Management Agreement with Wells Management. Wells REIT anticipates that Wells Management will only provide property management services for these properties, and the fees for the management of these properties will be market-based property management fees generally based on gross monthly income of the property. The property management agreement with Wells Management is effective as of April 1, 2007, has a one-year term, and automatically renews unless either party gives notice of its intent not to renew. In addition, either party may terminate the agreement upon 60 days’ written notice.

Additionally, on April 16, 2007, Wells REIT, through its newly acquired subsidiary, WREAS entered into a property management agreement with Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”) whereby a subsidiary of Wells REIT provides property management services for twelve properties owned by Wells REIT II. Wells REIT will only provide property management services for these twelve properties, and the fees for the management of these properties will be market-based property management fees generally based on gross monthly income of the property. The property management agreement with Wells REIT II is effective as of April 16, 2007, has a one-year term, and automatically renews unless either party gives notice of its intent not to renew. In addition, either party may terminate this agreement upon 60 days’ written notice.

8. Subsequent Events

Internalization Transaction Consummated

On April 16, 2007, Wells REIT closed the Internalization transaction. In connection with the closing, Wells REIT issued 19,546,302 shares of Wells REIT’s common stock as consideration for the transaction and 22,339 shares of Wells REIT’s common stock in exchange for the 20,000 limited partnership units held by Wells Capital, for a total of 19,568,641 shares. The 19,546,302 shares representing the consideration for the transaction are subject to certain pledge and security agreement provisions. In addition, 162,706 shares of the 19,546,302 shares are subject to certain escrow agreement provisions.

Adoption of 2007 Omnibus Incentive Plan and Cancellation of 2000 Employee Stock Option Plan

On April 16, 2007, Wells REIT’s board of directors adopted the 2007 Omnibus Incentive Plan. The purpose of the 2007 Omnibus Incentive Plan is to provide Wells REIT with the flexibility to offer performance-based compensation, including stock-based and incentive cash awards as part of an overall compensation package to attract and retain qualified personnel. Certain officers, key employees, non-employee directors, or consultants of Wells REIT and its subsidiaries would be eligible to be granted cash awards, stock options, stock appreciation rights, restricted stock, deferred stock awards, other stock-based awards, dividend equivalent rights, and performance-based awards under the plan. Further, Wells REIT registered 14.0 million shares of common stock with the SEC for issuance under the 2007 Omnibus Incentive Plan under a Registration Statement on Form S-8 (Commission File No. 333-142448), which became effective April 30, 2007.

Additionally, on April 16, 2007, Wells REIT’s board of directors terminated the 2000 Employee Stock Option Plan since such plan was intended to cover employees of the former third-party advisors, and as a result of the Internalization of the advisor companies was no longer necessary. No shares were ever issued under the 2000 Employee Stock Option Plan.

ITEM 1A.	RISK FACTORS

We are and may continue to be subject to litigation, which could have a material adverse effect on our financial condition.

We and certain of our officers and directors are defendants in a putative class action and shareholder derivative complaint. In addition, we currently are, and are likely to continue to be, subject to litigation, including claims relating to our operations, offerings, unrecognized preacquisition contingencies and otherwise in the ordinary course of business. Some of these claims may result in potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to vigorously defend ourselves; however, we cannot be certain of the ultimate outcomes of currently asserted claims or of those that arise in the future. Resolution of these types of matters against us may result in us having to pay significant fines or settlements, which, if uninsured, or if the fines and settlements exceed insured levels, would adversely impact our earnings and cash flows thereby impacting our ability to service debt, and make quarterly distributions to our stockholders. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured and/or adversely impact our ability to attract officers and directors.

There have been no other known material changes from the risk factors previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2006.

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